SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 6th March 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIX CONTINENTS PLC

QUESTIONS FOR CMI

Not for release, publication or distribution in whole or in part in or into Australia,
Canada, Japan or the Netherlands

Some questions shareholders should be asking of CMI

In its recent letter to shareholders, the Board of Six Continents PLC (“Six Continents”) summarised the reasons for firmly rejecting CMI’s offer which it has described as opportunistic, risky and transferring huge value to CMI’s directors.

In considering the offer, the Board felt it did not have satisfactory answers to a number of fundamental questions. Six Continents’ shareholders should continue to press CMI for clear and specific answers to the following:

•	If CMI wants more time, why does it not just drop its condition which results in its proposed offer lapsing if shareholders vote in favour of the demerger?
•	How can breaking up and aggressively leveraging a highly integrated hotels group at the bottom of the cycle maximise value for Six Continents’ shareholders?
•	Why should Six Continents’ shareholders finance CMI’s generous incentive arrangements and why has the whole area of remuneration been so opaque?
•	How does CMI’s claim of better management reconcile with its own limited experience of running managed pubs, let alone hotels?
•	What are the costs for Six Continents’ shareholders of CMI acquiring Six Continents and breaking up the Group? Similarly what are the costs of leveraging the businesses and why have no details been given?

•	Why has CMI given no details of its dividend policy?
•	Why did CMI not wait until after separation to make its offer when there will be clear market values for both businesses?
•	How much value will CMI sacrifice to get a hotel partner?
•	Having taken so long to make an offer for Six Continents, why has CMI not yet put in place a properly constituted and independent board appropriate to running a FTSE 100 company?

Commenting today, Tim Clarke, Chief Executive of Six Continents said:

“As a result of separation, shareholders will have an opportunity to participate in the growth of two highly focused businesses each with leadership positions in their respective markets. These businesses should not be sold on the cheap.

The CMI proposal raises more questions than it answers. The consequences of the proposal are that our shareholders will end up holding risky paper in a company run by unproven operational management and with a strategy which not only lacks detail but which is entirely inappropriate at this stage in the cycle.

Our hotels business and our pub business have a real momentum and direction. They should be given the chance to prove their value on the open market.”

Enquiries:

Tim Clarke	020 7409 1919
Richard North	020 7409 1919
Fiona Antcliffe	020 7404 5959
Sophie Fitton	020 7404 5959

In connection with the forthcoming shareholder meetings, Six Continents shareholders are reminded that they should complete and return their forms of proxy as soon as possible, but in any event so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8XF, no later than 10.30am on 10 March 2003. Forms of proxy for the Court Meeting may also be handed to the Chairman of the Court Meeting at that meeting.

If you have any questions about the proposals or are in any doubt as to how to complete the forms of proxy, please call the shareholder helpline on telephone number 0845 600 6063 (or +44 207 864 9190 from outside the UK) between 8.30am and 5.30pm (UK time) on Monday to Saturday. For legal reasons, this helpline will not be able to provide advice on the merits of the proposals or to provide financial advice.

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “target”, “expect”, ”intend”, “believe” or other words of similar meaning.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.

Factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2002 filed with the United States Securities and Exchange Commission.

This announcement for which the directors of Six Continents are responsible, has been issued by Six Continents and has been approved solely for the purposes of section 21 of the Financial Services and Market Act 2000 by Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, of Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB. Schroder Salomon Smith Barney, is acting as financial adviser to Six Continents and to nobody else in connection with the proposed separation and return of capital and any offer for Six Continents (the “Offer”) and as sponsor to InterContinental Hotels Group PLC and Mitchells & Butlers PLC and to nobody else in connection with the admission of the ordinary shares of InterContinental Hotels Group PLC and Mitchells & Butlers PLC to the official list of the UK Listing Authority (“Admissions”) and will not be responsible to anyone else for providing the protections afforded to clients of Schroder Salomon Smith Barney or for providing advice in relation to the separation and return of capital, the Admissions or the Offer. “Schroder” is a trademark of Schroder Holdings plc and is used under licence by Salomon Brothers International Limited.

Merrill Lynch International is acting for Six Continents and for no-one else in connection with the Offer and will not be responsible to anyone other than Six Continents for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	6th March 2003